Computershare

82-1351

Investor Services

RECEIVED
2005 JUN -6 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

Flavio Moroso
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 77295
Direct fax : (514) 982-7580
Flavio.moroso@computershare.com




05008574

May 25, 2005

Y/Ref.: 9969-5

United States Security &
Exchange Commission
Office of International Corporate Finance
Stop 3-9
450 - 5th Street N.W.
Washington (D.C.)
20549 USA

SUPPL

PROCESSED
JUN 07 2005
THOMSON
FINANCIAL

Dear Sirs:

RE: PROMATEK INDUSTRIES INC.

We confirm that the following material was sent by prepaid mail on May 18, 2005 to the registered and non-registered shareholders of the Corporation whose names appear on a Supplemental Mailing List, as defined in Canadian Securities Administrators' National Instrument 54-101, as per their language preference:

1. Interim Unaudited Consolidated Financial Statements and Management's Discussion and Analysis for the Third Quarter ended March 31, 2005 (French or English)

In compliance with regulations made under the Securities Act. we are providing this material to you in our capacity as agent for the subject corporation.

Trusting the above is to your entire satisfaction, we remain,

Yours very truly,

Flavio Moroso

FM/aa

Encl.

c.c.: Mr. Mark Levine, Promatek Industries Ltd.
Mr. Gordon Levine, Kugler Kandestin & Associates

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